SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2005

Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

Net Serviços de Comunicação S.A.
Corporate Taxpayer’s ID (CNPJ/MF)# 00.108.786/0001-65
Corporate Registry ID (NIRE)#35.300.177.240
Publicly-held company
Rua Verbo Divino nº 1356 - 1º andar, São Paulo-SP

RELEVANT NOTICE

Net Serviços de Comunicação S.A. (Company or NET), a publicly-held company, headquartered in the city and State of São Paulo, located at Rua Verbo Divino,1356 - 1º andar, Chácara Santo Antônio, with the corporate taxpayer’s ID (CNPJ/MF) #00.108.786/0001-65, under the terms of the Instruction 358/02 issued by CVM (Securities and Exchange Commission of Brazil), announces the following relevant notice:

The share leftover auction under the terms of the capital increase, approved at the Board of Directors’Meeting held on November 3, 2004 and ratified by the Extraordinary Shareholders’ Meeting held on February 4, 2005, and object of the Notice to Shareholders dated March 18, 2005, will be made at the São Paulo Stock Exchange - Bovespa, having Pactual CTVM S.A. as broker, on May 9, 2005 from 1:05 pm to 1:20 pm at the electronic trade.

A total of 9,445,127 common shares (“ON shares”) and 25,684,250 preferred shares (“PN Shares”) will be auctioned, being represented by its respective subscription receipt, corresponding respectively to 1.27% and 2.38% of the issuance of shares at a minimum price of R$0.35.

According to the Subscription Agreement reached between NET, Globo Comunicações e Participações S.A. (“Globopar”), Distel Holding S.A. (“Distel) (Globopar and Distel, jointly ”Globo”) and Teléfonos de México, S.A. de C.V. ("Telmex"), the Company has notified Globo and Telmex to present a purchase order for the total amount of ON and PN shares, respectively.

The confirmation of the total shares issued under the terms of the abovementioned capital increase will be carried out at a Board of Directors’ Meeting to be held on May 10, 2005, passing the receipts of shares to be traded as confirmed shares at Bovespa beginning on May 11, 2005.

São Paulo, May 5, 2005.

Leonardo P. Gomes Pereira
Chief Financial Officer and Investor Relations Officer
Net Serviços de Comunicação S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 5, 2005

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Leonardo Porciúncula Gomes Pereira Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.